SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

WORKHORSE GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98138J206

(CUSIP Number)

Joseph T. Lukens
2558 Western Row Rd.

Maineville, Ohio 45039

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW ERA CAPITAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,870,578
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,870,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,578
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

(1)	All percentages are based on 105,134,924 shares of common stock outstanding as of August 4, 2020 .

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JOSEPH T. LUKENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 2,071,429 (1)
	8	SHARED VOTING POWER 2,870,578 (2), (3)
	9	SOLE DISPOSITIVE POWER 2,071,429 (1)
	10	SHARED DISPOSITIVE POWER 2,870,578 (2), (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,942,007 (1), (2), (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,500,000 shares of common stock and 571,429 shares of common stock underlying warrants.

(2)	All percentages are based on 105,134,924 shares of common stock outstanding as of August 4, 2020.

(3)	Includes (i) 1,870,578 shares of common stock held by the New Era Capital Fund, L.P. (“New Era”), for which New Era Capital LLC (“NEC”) is the general partner (Mr. Lukens is the managing member of NEC), and (ii) 1,000,000 shares of common stock held by Shawna Lukens, Mr. Lukens’s spouse.

The following constitutes the final amendment and Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D filed on November 13, 2017, the Schedule 13D/A filed December 18, 2017, and the Schedule 13D/A filed on July 10, 2020, as specifically set forth herein.

Item 5.   Interest in Securities of the Issuer

(b)

As of the date hereof, Lukens and New Era Capital Fund, L.P. have the shared power to vote and the shared power to dispose or direct the disposition of 1,870,578 shares of common stock.

As of the date hereof, Lukens and Shawna Lukens have the shared power to vote and the shared power to dispose or direct the disposition of 1,000,000 shares of common stock

(c)	New Era Capital Fund, L.P. and Lukens effected the following transactions in common stock, including transaction within the last 60 days, which have not been previously reported:

Date	No. of Shares Acquired	No. of Shares Sold / Disposed	Price Per Share	Where Transaction Effected
8/3/2020		300,000	$18.10	Sold by New Era Capital Fund, L.P. on The NASDAQ Capital Market
8/17/2020		100,000	$15.47	Sold by New Era Capital Fund, L.P. on The NASDAQ Capital Market
8/20/2020		1,000,000		Distribution in kind to Shawna Lukens by New Era Capital Fund, L.P.
8/28/2020		100,000	$16.87	Sold by New Era Capital Fund, L.P. on The NASDAQ Capital Market
8/31/2020		200,000	$18.47	Sold by New Era Capital Fund, L.P. on The NASDAQ Capital Market
9/1/2020		131,844	$19.87	Sold by New Era Capital Fund, L.P. on The NASDAQ Capital Market
9/8/2020		300,000	$22.23	Sold by New Era Capital Fund, L.P. on The NASDAQ Capital Market

The Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens and the Joseph T. Lukens, Jr. Irrevocable Trust for Roman E. Lukens effected the following transactions in common stock, including transaction within the last 60 days, which have not been previously reported.

Date	No. of Shares Acquired	No. of Shares Sold / Disposed	Price Per Share	Where Transaction Effected
9/9/2020		25,000	$22.96	Sold by the Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens on The NASDAQ Capital Market
9/9/2020		25,000	$22.96	Sold by the Joseph T. Lukens, Jr. Irrevocable Trust for Roman E. Lukens on The NASDAQ Capital Market

(d)	Not applicable.

(e)	Lukens ceased to be a beneficial owner of 5% or more of the outstanding common stock of the issuer as of September 1, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: September 10, 2020

By:	/s/ Joseph T. Lukens
JOSEPH T. LUKENS

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